UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Driven Technologies, Inc.

Legal status of issuer

    Form
    C-corp

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 6, 2020

Physical address of issuer
5455 Spine Rd, Unit MW, Boulder, CO, 80301

Website of issuer
https://www.ceramicspeed.com/en/driven/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
July 10, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,917	-
Cash & Cash Equivalents	$2,917	-
Accounts Receivable	$0	-
Short-term Debt	$5,300	-
Long-term Debt	$0	-
Revenues/Sales	$0	-
Cost of Goods Sold	$0	-
Taxes Paid	$0	-
Net Income (Loss)	$-2,483	-

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
APRIL 16, 2021

DRIVEN TECHNOLOGIES, INC.



Up to $1,000,000 of Crowd Notes

Driven Technologies, Inc. ("Driven Technologies", the "Company", "we", "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 10, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by July 10, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 25, 2021 will be permitted to increase their subscription amount at any time on or before July 10, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 25, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 10, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.ceramicspeed.com/en/driven/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/driven

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Driven Technologies, Inc. ("the Company") is a Delaware corporation, formed on November 06, 2020.

The Company is located at 5455 Spine Rd, Unit MW, Boulder, CO, 80301.

The Company's website is https://www.ceramicspeed.com/en/driven/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://seedinvest.com/driven and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	July 10, 2021
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 11, 14, and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The bicycle market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's Board does not hold regular meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of holding regular board meetings and keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin holding regular meetings or keeping board meeting minutes.

The Company has conducted related party transactions. On November 18, 2020, the company entered a standard promissory note agreement with its CEO and founder Jason Smith in the amount of $3,900. The loan carries no interest rate and matured on February 21, 2021. On December 31, 2020, the company entered a second standard promissory note agreement with its CEO and founder Jason Smith in the amount of $1,400. The loan carries no interest rate and matures on April 30, 2021.

The Company's cash position is relatively weak. The Company currently has only $2,186 in cash balances as of 4/14/2021. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Driven Technologies, Inc is a spinout entity of CeramicSpeed. The purpose of DrivenTech is to further the development of CeramicSpeed's "Driven Drivetrain". Founder & CEO of Driven Technologies, Jason Smith, is currently the CTO of CeramicSpeed. The intellectual property, both tangible and intangible, relating to the Driven Drivetrain was purchased by Driven Technologies from CeramicSpeed on April 9, 2021 for $460,764. The Intellectual Property Purchase Agreement includes assets pertaining to the Driven Drivetrain and all Intellectual Property Rights of CeramicSpeed therein related to such assets.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,300,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,300,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,300,000 valuation cap, so you should not view the $3,300,000 as being an indication of the Company's value.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $3,300,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than May 7, 2021 will be issued Tier 1 Notes, which have a valuation cap of $2,970,000. Investors that have their subscription received after May 7, 2021 will be issued Tier 2 Notes, which have the evaluated valuation cap of $3,300,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always be deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Bicycle drivetrains have remained unchanged for over 100 years. Specifically, today's mechanical design of the exposed dirty chain snaking through pulleys is exactly the same technique used in the 1920's. Some may view this as an 'If it ain't broke don't fix it' approach. But cyclists have been begging for a fix; a way out of the 1920's. Enter Driven.

The Driven development program was initiated in 2017 as a collaboration between CeramicSpeed and the University of Colorado Mechanical Engineering Department. The original design intention was to achieve a 99% efficient drivetrain. By the time Driven V2 arrived, the additional benefits of an enclosed system, lighter weight, and cost effectiveness were realized.

Business Plan

As of 2019 the Cycling Industry sat at $55B per year. 2020 saw an unprecedented boom in the industry, with year-over-year segment growths ranging from 59% to 121% for 2020. The e-bike segment was more impressive, logging a 189% growth in 2020 vs 2019. The post-pandemic outlook for cycling is very optimistic, with an 84% positive industry prediction market growth will continue beyond 2021.

The bicycle drivetrain market is a $2B (2019) subset of the total cycling market. The drivetrain market directly correlates to the overall cycling market. The drivetrain market growth of 2020-2021, and post-pandemic future growth, is expected to trend with the growth of the overall cycling market.

The e-bike market segment 10 year prior growth has been substantial, aside from the 2020 pandemic boom we are presently seeing across all segments. Government subsidy and tax credit programs exist worldwide for e-bikes. In the US specifically, on Feb 14th 2020, Congress proposed a 30% tax credit for the purchase of an e-bike. Based on the legislation being introduced and already in place, the e-bike segment is predicted to continue heavy growth, beyond the growth of traditional non electric bicycles.

The bicycle drivetrain market is heavily dominated by two manufacturers. While these manufacturers are solidly entrenched, it is felt their business models rely on lower-risk evolutionary advancements, versus revolutionary product development.

Given the market growth, and competitive landscape, this could be considered perfect timing for a small, nimble, and innovative manufacturer to carve out a portion of the $2B+ drivetrain market.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product Development	80%	80%	60%
Sales/Marketing	10%	10%	10%
G&A	20%	20%	15%
Manufacturing	0%	0%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jason Smith	CEO - November 2020 - Present	Driven - CEO: Responsible for management and leadership of the company, including product development responsibilities. Prior to Driven - CTO of CeramicSpeed: Responsible for engineering R&D, new product development.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,000,000	YES	N/A	N/A	100%	N/A

The Company has the following debt outstanding:

On November 18, 2020, the company entered a standard promissory note agreement with its CEO and founder Jason Smith in the amount of 3,900. The loan carries no interest rate and matured February 21, 2021.

On December 31, 2020, the company entered a second standard promissory note agreement with its CEO and founder Jason Smith in the amount of $1,400. The loan carries no interest rate and matures on April 30, 2021. The imputed interest on the loans was deemed immaterial.

Ownership
A majority of the Company is owned by one entity. That entity is CeramicSpeed Sporten A/S.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
CeramicSpeed Sporten A/S	800,000 Common Shares	40%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Driven Technologies, Inc., formed on November 6, 2020 in the state of Delaware. The financial statements of Driven Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

Driven Technologies, Inc is a spinout entity of CeramicSpeed. The purpose of DrivenTech is to further the development of CeramicSpeed's "Driven Drivetrain". The Driven Drivetrain is a new style of bicycle drivetrain.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,186 in cash on hand as of 4/14/2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2,970,000 valuation cap for Tier 1 Notes and a $3,300,000 valuation cap for Tier 2 Notes, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,970,000 valuation cap for Tier 1 Notes and a $3,300,000 valuation cap for Tier 2 Notes.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Crowd Notes into shares. Typically, the terms of Crowd Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Crowd Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Crowd Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Crowd Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Crowd Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On November 18, 2020, the company entered a standard promissory note agreement with its CEO and founder Jason Smith in the amount of $3,900. The loan carries no interest rate and matured on February 21, 2021.

On December 31, 2020, the company entered a second standard promissory note agreement with its CEO and founder Jason Smith in the amount of $1,400. The loan carries no interest rate and matures on April 30, 2021.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a Crowd Note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A Crowd Note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jason Smith
_____
(Signature)

Jason Smith
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Smith
_____
(Signature)

Jason Smith
_____
(Name)

Chief Executive Officer
_____
(Title)

April 16, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

DRIVEN TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (NOVEMBER 6, 2020) TO DECEMBER 31, 2020
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Driven Technologies, Inc.
Boulder, Colorado

We have reviewed the accompanying financial statements of Driven Technologies, Inc., (the "Company,"), which comprise the balance sheet as December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods as of Inception (November 6, 2020) to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 19, 2021
Los Angeles, California

Driven Technologies, Inc.
BALANCE SHEET
(UNAUDITED)

As of		December 31, 2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	2,917
Inventory		-
Other current assets		-
Total current assets		**2,917**
Total assets	$	**2,917**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short term debt		5,300
Total current liabilities		**5,300**
Non-Current Liabilities:		
Total liabilities		**5,300**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.001 2,000,000 shares authorized, 100,000 issued and outstanding		100
Retained earnings/(Accumulated Deficit)		(2,483)
Total stockholders' equity		**(2,383)**
Total liabilities and stockholders' equity	$	**2,917**

See accompanying notes to financial statements.

Driven Technologies, Inc.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

Inception (November 6, 2020)	December 31, 2020
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	2,483
Sales and marketing	-
Total operating expenses	2,483
Operating income/(loss)	(2,483)
Interest expense	-
Income/(Loss) before provision for income taxes	(2,483)
Provision for income taxes	-
Net income/(Net Loss)	$ (2,483)

See accompanying notes to financial statements.

Driven Technologies, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
	Shares	Amount			
Inception date (November 6, 2020)	-	$ -	$ -	$ -	$ -
Issuance of common stock	100,000	100	-	-	-
Net income/(loss)		-		(2,483)	(2,483)
Balance—December 31, 2020	100,000	$ 100	$ -	$ (2,483)	$ (2,383)

See accompanying notes to financial statements.

Driven Technologies, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Inception (November 6, 2020) to		December 31, 2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(2,483)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Accounts receivable		
Inventory		-
Accounts payable		
Other current liabilities		-
Net cash provided/(used) by operating activities		**(2,483)**
CASH FLOW FROM FINANCING ACTIVITIES		
Promissory notes		5,300
Issuance of common stock		100
Net cash provided/(used) by financing activities		**5,400**
Change in cash		2,917
Cash—beginning of year		-
Cash—end of year	$	**2,917**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	-

See accompanying notes to financial statements.

Driven Technologies, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED AS OF INCEPTION (NOVEMBER 6, 2020) TO DECEMBER 31, 2020

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Driven Technologies, Inc., formed on November 6, 2020 in the state of Delaware. The financial statements of Driven Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

Driven Technologies, Inc is a spinout entity of CeramicSpeed. The purpose of DrivenTech is to further the development of CeramicSpeed's "Driven Drivetrain". The Driven Drivetrain is a new style of bicycle drivetrain.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its bicycle drive train products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 19, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Driven Technologies, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED AS OF INCEPTION (NOVEMBER 6, 2020) TO DECEMBER 31, 2020

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Driven Technologies, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED AS OF INCEPTION (NOVEMBER 6, 2020) TO DECEMBER 31, 2020

3.   DEBT

On November 18, 2020, the company entered a standard promissory note agreement with its CEO and founder Jason Smith in the amount of 3,900. The loan carries no interest rate and matures on February 21, 2021.

On December 31, 2020, the company entered a second standard promissory note agreement with its CEO and founder Jason Smith in the amount of $1,400. The loan carries no interest rate and matures on April 30, 2021. The imputed interest on the loans was deemed immaterial.

4.   SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 2,000,000 shares of our common stock with $0.001 par value. As of December 31, 2020, 100,000 shares of common stock were issued and outstanding.

5.   RELATED PARTIES

On November 18, 2020, the company entered a standard promissory note agreement with its CEO and founder Jason Smith in the amount of $3,900. The loan carries no interest rate and matures on February 21, 2021.

On December 31, 2020, the company entered a second standard promissory note agreement with its CEO and founder Jason Smith in the amount of $1,400. The loan carries no interest rate and matures on April 30, 2021.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Driven Technologies, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED AS OF INCEPTION (NOVEMBER 6, 2020) TO DECEMBER 31, 2020

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 19, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



Bicycles   Boulder

Website: https://www.ceramicspeed.com/en/driven/

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Driven Technologies

Revolutionary drivetrain platform for bikes and e-bikes

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$1,000	$3,300,000	Crowd Note
Minimum	Valuation cap	Security Type

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Driven Technologies is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

> Testing with students at the University of Colorado Mechanical Engineering department projects drivetrain efficiency of 98.9% at 250 watts and cost analysis with Human Powered Solutions shows target cost of goods of $500 with target sale price to OEMs of $1400 to $1600

> The Driven System was the recipient of the Innovation Award at EuroBike 2018; the world's largest cycling tradeshow

> Multiple granted and pending patents in the US, Asia, and Europe covering the Drive and Shifting system, all owned by Driven Technologies

> Over 1 Billion web interactions within the first month of the introduction of the Driven System and over 65,000 page results on Google currently

> Relationships and collaborations with large OEM bicycle manufacturers such as Specialized and Canyon

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security
  Type   : Crowd Note (SWIFT)

> Target Minimum Raise Amount: US $300,000

> Offering Type: Side by Side Offering

Tiered Valuation Cap

> Valuation Cap: US $2,970,000 before May 8, 2021

> Valuation Cap Schedule: See Full Schedule

Bye-bye classic, greasy bike chain. The patented & award winning Driven bike drivetrain sets new standards in mechanical efficiency, aerodynamic efficiency, and simplicity, with a visually stunning design at an affordable cost.

Bicycle drivetrains have remained unchanged for over 100 years. Specifically, today's mechanical design of the exposed dirty chain snaking through pulleys is exactly the same technique used in the 1920's. Some may view this as an 'If it ain't broke don't fix it' approach. But cyclists have been begging for a fix; a way out of the 1920s. Enter Driven.

The Driven development program was initiated in 2017 as a collaboration between CeramicSpeed and the University of Colorado Mechanical Engineering Department. The original design intention was to achieve a 99% efficient drivetrain. By the time Driven V2 arrived, the additional benefits of an enclosed system, lighter weight, and cost effectiveness were realized.

Even though the Driven System is not yet in production, the public response to the drivetrain has been overwhelming. Given the present growth of cycling, and projected growth, timing has never been better for Driven.

CeramicSpeed, a relatively small privately held company, has taken the Driven platform to its present state albeit limited project revenue and just a handful of dedicated engineers. Driven is highly viable, yet CeramicSpeed will require additional financial support to fully realize the potential of the drivetrain. To continue development at an accelerated pace and enable external funding, a spin-out business entity has been created, Driven Technologies Inc. With this new entity, Driven Technologies is a start-up investment opportunity, yet Driven Technologies can leverage the experienced & successful resources of CeramicSpeed. All Driven assets, IP, patents, and future development (and of course the potential revenue upside of the drivetrain) are now cleanly packaged in the new entity.

Join us. Own a piece of Driven and be part of a bicycle revolution which is 100 years past due...

Pitch Deck



Gallery



Driven Explained

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Media Mentions

The Team

Founders and Officers

Jason Smith
CEO DRIVEN TECHNOLOGIES, CTO CERAMICSPEED

Currently the CTO of CeramicSpeed and CEO of Driven Technologies, Jason is responsible for the R&D of the Driven System. Post financing, he will transition solely to the CEO & CTO of the Driven Technologies. Jason has a BS in Materials and Science & Engineering, with a focus in Mechanical Ceramics, from the Pennsylvania State University. Prior to CeramicSpeed, Jason founded Boulder Performance Lab which he sold in 2009. He also founded the bicycle drivetrain testing lab Friction Facts in 2011, which he sold to CeramicSpeed in 2016. In 2013, Jason introduced the cycling world to factory-optimized race chains, which subsequently has become an established product category for racing triathletes and cyclists. Jason's passion for cycling speed goes beyond the R&D lab, as he was previously a national championship-level competitor with the Xterra off-road triathlon series.

Key Team Members

Alex Rosenberry   Cameron Frazer   Martin Banke

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $2,970,000 no later than May 7, 2021 US $3,300,000 Final
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Driven Technologies has set an overall target minimum of US $300,000 for the round, Driven Technologies must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Driven Technologies's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

Market Landscape

As of 2019 the Cycling Industry sat at $55B per year. 2020 saw an unprecedented boom in the industry, with year-over-year segment growths ranging from 59% to 121% for 2020. The e-bike segment was more impressive, logging a 189% growth in 2020 vs 2019. The post-pandemic outlook for cycling is very optimistic, with an 84% positive industry prediction market growth will continue beyond 2021.

The bicycle drivetrain market is a $2B (2019) subset of the total cycling market. The drivetrain market directly correlates to the overall cycling market. The drivetrain market growth of 2020-2021, and post-pandemic future growth, is expected to trend with the growth of the overall cycling market.

The e-bike market segment 10 year prior growth has been substantial, aside from the 2020 pandemic boom we are presently seeing across all segments. Government subsidy and tax credit programs exist worldwide for e-bikes. In the US specifically, on Feb 14th 2020, Congress proposed a 30% tax credit for the purchase of an e-bike. Based on the legislation being introduced and already in place, the e-bike segment is predicted to continue heavy growth, beyond the growth of traditional non electric bicycles.

The bicycle drivetrain market is heavily dominated by two manufacturers. While these manufacturers are solidly entrenched, it is felt their business models rely on lower-risk evolutionary advancements, versus revolutionary product development.

Given the market growth, and competitive landscape, this could be considered perfect timing for a small, nimble, and innovative manufacturer to carve out a portion of the $2B+ drivetrain market.

Risks and Disclosures

Driven Technologies, Inc is a spinout entity of CeramicSpeed. The purpose of DrivenTech is to further the development of CeramicSpeed's "Driven Drivetrain". Founder & CEO of Driven Technologies, Jason Smith, is currently the CTO of CeramicSpeed. The intellectual property, both tangible and intangible, relating to the Driven Drivetrain was purchased by Driven Technologies from CeramicSpeed on April 9, 2021 for $460,764. This transaction should be viewed as a Related Party Transaction. The Intellectual Property Purchase Agreement includes assets pertaining to the Driven Drivetrain and all Intellectual Property Rights of CeramicSpeed therein related to such assets.

The Company's Board does not hold regular meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of holding regular board meetings and keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin holding regular meetings or keeping board meeting minutes.

The Company has conducted related party transactions. On November 18, 2020, the company entered a standard promissory note agreement with its CEO and founder Jason Smith in the amount of $3,900. The loan carries no interest rate and matured on February 21, 2021. On December 31, 2020, the company entered a second standard promissory note agreement with its CEO and founder Jason Smith in the amount of $1,400. The loan carries no interest rate and matures on April 30, 2021.

The Company's cash position is relatively weak. The Company currently has only $2,186 in cash balances as of 4/14/2021. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The bicycle market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)	Dec 11, 2020	Folder
> 🗀 Fundraising Round (1 file)	Dec 11, 2020	Folder
> 🗀 Miscellaneous (5 files)	Dec 11, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Driven Technologies

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Driven Technologies. Once Driven Technologies accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Driven Technologies in exchange for your securities. At that point, you will be a proud owner in Driven Technologies.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Driven Technologies has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Driven Technologies does not plan to list these securities on a national exchange or another secondary market. At some point Driven Technologies may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Driven Technologies either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Driven Technologies's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Driven Technologies's Form C. The Form C includes important details about Driven Technologies's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management’s current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results

CeramicSpeed

- A revolutionary bicycle drivetrain platform under development for bikes and e-bikes

- Setting new standards in mechanical efficiency, aerodynamic drag, simplicity, and production costs





CeramicSpeed

- Driven is the product of CeramicSpeed, a leading manufacturer of top-quality ceramic bearings for sport and industry applications.

- Driven Technologies is the CeramicSpeed spin out entity created to focus development and marketing efforts into Driven.

- The Driven System has been proven in the lab, wind tunnel, and on the track. With a captivating and radical appearance, Driven consistently commands the attention of the media and cyclists as it continues its forward momentum.







Cadence = 90-105 RPM
Max power = 371 watts
Max 5 sec avg power = 330 watts

- Two years of development has brought a proven and innovative design
- Driven Technologies owns 100% of Driven IP, patents, and assets
- A Google search of CeramicSpeed Driven returns over 65,000+ pages of articles, videos, and reviews
- The public demand for Driven is evident. The next step is to finalize development and push the product to market.

ceramicspeed



BIKERUMOR
2020
PREDICTIONS
WHAT'S NEXT
FOR CYCLING?



Chain Reaction cycles
DRIVETRAIN
OF THE FUTURE?
EUROBIKE 2018
ceramicspeed


Here's the bike tech we want to see in 2020

New drivetrains, a fanny hammock and magic tyres make the list

The products mentioned in this article are selected and reviewed independently by our journalists. When you buy through links on our site we may earn an affiliate commission, but this never influences our opinion.

By Matthew Loveridge

January 1, 2020 at 1:00 pm



Red Bull
CeramicSpeed's Driven concept
could change cycling forever

CERAMICSPEED

- Conventional drivetrains are not optimized for speed, longevity, or maintenance

- The basic mechanics of conventional drivetrain have remained relatively unchanged for over 100 years

- Significant costs related to establishing manufacturing

- The conventional drivetrain has an exposed, maintenance-intense, gear-changing transmission.



1920's Drivetrain



Modern drivetrain

ceramicspeed

- Driven is a patented chainless drive system aiming to revolutionize the bike industry at all levels- from passionate racers to everyday cyclists
- The technology can be applied to both e-bikes and traditional bikes
- Platform innovation technology relevant to all cycling segments- road bike, mountain, commuter, triathlon, time trial and others
- Simple design, lower cost, higher efficiency, lighter, more aerodynamic, enclosed system, eco-friendly

 

- Cycling industry is $55B/year (2019)
- Drivetrain products account for $2B/year (2019)
- The pandemic created new adopters of cycling, increasing the industry volume in 2020 by 66% to 121%, based on segment
- 4.2% CAGR forecasted for the cycling industry through 2027
- E-bikes are the largest growth segment, with 11.9% forecasted CAGR growth though 2026
- E-bike share fleets are a market hot spot

Cycling industry projections are very strong



Question: Which changes in your mobility behaviour due to COVID-19 do you want to maintain?
I cycle more 27%
24%
I use the car less 14%
I travel less in general 14%
I don't fly anymore 10%
I use public transport more 8%
I don't travel abroad anymore 5%
I use the car more 5%
I use public transport less 3%
I cycle less 1
I walk less 1
0% 5% 10% 15% 20% 25% 30%



COVID-19 Pandemic Fuels Bicycle Boom
Year-over-year change in bicycle and bicycle service sales in the U.S. in March 2020
Leisure bikes 121%
Electric bikes 85%
Commuter and fitness bikes 66%
Children's bike* 59%
Bike service & repairs 20%
85% of Americans perceive cycling as safer compared to public transportation during the pandemic
* incl. BMX bikes
Sources: The NPD Group, Trek, Engine Insights
statista



The market will be ACCELERATING growing at a CAGR of over 21%
INCREMENTAL GROWTH
$6.5 bn
2017
2022
39% of the market share originated from the APAC REGION in 2017
The EMEA REGION has a HIGHER incremental growth than the AMERICAS
One of the KEY TRENDS for this market will be the RISE IN VENTURE CAPITAL INVESTMENTS
READ THE REPORT:
GLOBAL BIKE-SHARING MARKET 2018-2022
10,000+ reports covering niche topics
CONSUMER DISCRETIONARY
Read them here:
www.technavio.com
technavio



The market will be ACCELERATING at a CAGR of close to 4%
INCREMENTAL GROWTH
$ 10.50 bn
2019
2024
The year-over-year growth rate for 2020 is estimated at
3.74%
The market is HIGHLY FRAGMENTED with various players occupying the market share
61% of the growth will come from APAC
One of the KEY DRIVERS for this market will be the HEALTH, ENVIRONMENTAL, AND ECONOMIC BENEFITS OF CYCLING
READ THE REPORT:
GLOBAL BICYCLE MARKET 2020-2024
17,000+ reports covering niche topics
CONSUMER DISCRETIONARY
Read them at:
www.technavio.com
technavio

ceramicspeed

CeramicSpeed

- What is the patented magic behind Driven? Sealed ceramic bearings efficiently transfer rider torque, creating a 98.9% efficient drivetrain.

  - All electronics, mechanisms, and rechargeable batteries are enclosed within the carbon fiber driveshaft

  - Sliding rear pinion allows gear selections

  - 100% wireless operation

  - Patents granted in US, EU, China, Taiwan





12 CeramicSpeed Rear Bearings

9 CeramicSpeed Front Bearings

- Target Cost of Goods $400-$600. Target sale price to OEMs $1400-$1600
- Lower parts count and simple design lends to lower cost vs traditional drivetrain
- Manufacturing projected to be in Taiwan, leveraging existing Taiwanese manufacturing relationships
- CeramicSpeed's established manufacturing process and product launch expertise will be deployed by Driven Technologies
- Third party Cost of Manufacturing audit performed



- Two companies carry 95% of the drivetrain market

- Existing duopoly ripe for disruption

- Existing suppliers are complacent, very comfortable, and risk adverse. No outside disruption and no need to disrupt internally.

- This situation creates a huge market opportunity for Driven

- Why does Driven get so much attention in the media and from cyclists? Cyclists are demanding a change from the conventional drivetrain pioneered in the 1920's.

CeramicSpeed





- Driven was developed by a highly experienced and passionate CeramicSpeed R&D team. This same team will carry Driven forward to satisfy the public demand.







Jason Smith

CEO Driven Technologies
CTO CeramicSpeed



Cameron Fraser

Project Manager
MS MechEng

Alex Rosenberry

Lead Mechanical Engineer



Martin Banke

EVP CeramicSpeed
Driven Technologies Business
Advisor



Additional team members earmarked for onboarding post funding

CeramicSpeed

Are you Driven?

We've created Driven, an award winning, patented & innovative cycling drivetrain platform. Driven is poised to change the way we bike and e-bike forever. Led by inventor and entrepreneur Jason Smith, alongside a CeramicSpeed team with a proven track record of successfully deploying innovative products into the market, the Driven Technology has been proven, recognized, and is already in demand.

Be a part of Driven.

Take this technology to market with us.

CeramicSpeed



EXHIBIT E
Video Transcript

Exhibit E

Video Transcripts

Own a piece of Driven

https://www.youtube.com/watch?v=zjjTDHXby3M

Driven. A revolutionary and disruptive bicycle drive system. Driven is a new cross-compatible platform which can be applied to all bikes. The patented Driven technology sets new standards in mechanical efficiency, simplicity, aerodynamics, and cost effectiveness. I'm Jason Smith, project manager for Driven and lead inventor. The award winning Driven system has been proven in the lab, in the wind tunnel, snd on the track. Driven consistently commands the attention of the media and cyclists alike. The cycling public has decided. They want Driven on their bikes. Do a google search of CeramicSpeed Driven and check out the 65 thousand pages of articles, videos, reviews, and overwhelmingly positive comments. Wherever we take the Driven Bikes, we always get two questions. One, how much is it, and two, when will it be available. The opportunity for Driven is crystal clear. Why is the demand so high. And why is this such a massive opportunity. Because manufacturers don't need to innovate todays so called state of the art drivetrains still use greasy chains snaking through complex pulley systems. The traditional bicycle drive was invented in the 1920's. Existing chain drives are not optimized for speed, longevity, cleanliness, or maintenance. The bicycle drivetrain industry is stuck in the past, and Driven is here to change that. Driven is more mechanically efficient, more aerodynamic, will cost less to produce, is less complicated, and can be enclosed. Greasy exposed chains will soon become extinct. This new drive platform is relevant to all cycling segments. Road, mountain bike, commuter, ebike, and even community bike share and fleet bike programs. Driven was developed through CeramicSpeed a leader in cycling performance products. A certified ISO 9001 company based in Denmark, CeramicSpeed employs nearly 100 people and houses some of the most advanced manufacturing equipment in the cycling industry. In order to accelerate development and maintain sharp focus, CeramicSpeed formed a spin out entity, Driven Technologies Inc. Driven has the advantage of the resources of CeramicSpeed manufacturing and distribution, yet with the investment opportunity of a start up. Moving forward, all development will occur under the Driven Technologies umbrella and Driven technologies houses all patents and intellectual property associated with the system. The global cycling market is 55 billion dollars per year. Drivetrain product account for 2 billion of that. The pandemic created a huge growth in the cycling market in 2020. Post pandemic, the cycling industry is predicted to outperform all other sports segments. Cycling is on a roll like never before. How will Driven carve out market share? There are only two large manufacturers in the drivetrain market, making up 95% of the market share. These two manufacturers have quite a comfortable duopoly. They don't need to be revolutionary. They are not hungry to innovate. They are content with the status quo. The only incentive they have is to keep up with each other. And this is where Driven come in. These manufacturers have invested millions into tooling and processes to create these complex pulley systems. Can you imagine what it would cost them to change their entire manufacturing process. This is why we haven't seen a change in decades and the market is ready for a major disruption. Just as we watched one company disrupt the entire auto industry with their electric vehicles, Driven will be doing the same within the cycling industry. This is yet another reason Driven has such a tremendous fanbase. The cycling public is hungry for something new, something new that makes sense. Driven is what the public has been wanting. It's really quite simple, we developed and patented a product which addresses the markets need for a change. Capturing just a

5% share of the 2 billion dollar cycling drivetrain market equates to a hundred million in annual revenue for Driven Technologies. Though Driven Technologies is now its own business entity, the well established and experienced Driven Team will be continuing the development and marketing push. All CeramicSpeed resources are fully available to Driven Technologies. Are you a disruptor? If so, join us at Driven.

Driven Explained

https://www.youtube.com/watch?v=Z6961OMLyao

The Driven drivetrain features a dual pinion design comprising of a fixed front pinion and shiftable rear split pinion. The two pinions utilize a total of 21 CeramicSpeed ball bearings that create the engagement interface of the drivetrain. This is a patented engineering novelty that make the driven drivetrain revolutionary. The driven drivetrain is controlled by wireless electronic shifting. The hollow carbon fiber shaft houses a rechargeable battery, an actuator, and shift mechanism that controls the shiftable rear split pinion. The shiftable rear split pinion utilizes a step and follow shift pattern. One half of the pinion is engineered as the lead, always stepping into position when free of the cassette to engage into the next gear. The trailing half follow when free from the cassette, completing the shift. Seamless shift alignment is possible through a torque decoupler located at the trailing half of the split pinion. This is made up of two spring loaded bearings that have been purposely engineered to deliver precise meshing between the pinion and the cassette. Driven is the worlds most mechanically and aerodynamically efficient bicycle drivetrain.